FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

STOCK CODE: 00142

SUPPL

INTERIM REPORT 2006



10/5

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications and Consumer Food Products.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

First Pacific's principal investments are summarized on page 48.

Contents

Half-Year Financial Highlights

Contribution from Operations


US$ millions
100
90
80
70
60
50
40
30
20
10
0
05
06

Financial Summary

For the six months ended 30 June US$ millions	**2006**	2005	change
Turnover	**1,136.5**	942.5	+20.6%
Contribution from operations	**87.7**	72.6	+20.8%
Recurring profit	**69.0**	53.9	+28.0%
Foreign exchange and derivative losses	**(3.7)**	(7.7)	–51.9%
Non-recurring items	**6.9**	14.6	–52.7%
Profit attributable to equity holders of the parent	**72.2**	60.8	+18.8%

US$ millions	**At 30 June 2006**	At 31 December 2005	change
Total assets	**2,624.9**	2,347.1	+11.8%
Net debt	**840.3**	788.5	+6.6%
Equity attributable to equity holders of the parent	**446.9**	382.8	+16.7%
Total equity	**851.1**	706.7	+20.4%

Recurring Profit


US$ millions
80
70
60
50
40
30
20
10
0
05
06

Per Share Data

For the six months ended 30 June U.S. cents	**2006**	2005	change
Recurring profit	**2.16**	1.69	+27.8%
Basic earnings	**2.26**	1.91	+18.3%
Dividend	**0.13**	0.13	–

Financial Ratio

Times	**At 30 June 2006**	At 31 December 2005	change
Gearing ratio[(i)]			
– Consolidated	**0.99**	1.12	–11.6%
– Head Office	**0.16**	0.11	+45.5%

(i) Calculated as net debt divided by total equity.

2006 Goals: Half-Year Review

First Pacific

Goal: Continue to improve share price performance
Achievement: Ongoing. Share price reached a significantly higher level of HK$3.875 from the 2006 opening of HK$3.00. It closed at a slightly increased HK$3.025 as at interim closing.

Goal: Continue to evaluate investment opportunities in telecommunications, infrastructure or consumer food products industries in the region
Achievement: Ongoing. Investment opportunities within the region are constantly being evaluated. This evaluation is being made strictly against the rigorous criteria set by the management only for projects which could deliver substantial value enhancing and/or potential synergy with the Group's existing businesses.

Goal: Raise funds with improved terms for funding expansion opportunities
Achievement: Ongoing. Continue to explore long-term funding sources with attractive terms and structure to finance, support and enhance returns from potential strategic long-term investments.

Goal: Maintain dividend payments to shareholders subject to continued strong performance of PLDT and further improved performance of Indofood
Achievement: Ongoing. Interim dividend is maintained at HK1.00 cent per share payable in October 2006. The Board will review the dividend payout ratio for the full year, based on the results of PLDT and Indofood which are expected to continue to be strong.

PLDT

Goal: Continue to build out the Next Generation Network (NGN) and roll out wireless broadband in order to increase broadband subscribers and expand the group's data/broadband capabilities
Achievement: Achieved and ongoing. PLDT group's broadband subscribers increased by 52.6 per cent to 174,000. PLDT is currently upgrading 200,000 lines to NGN while Smart has increased its wireless broadband capable cell sites to 2,200 as of the end of June 2006. The NGN has a simpler network architecture with less network elements and higher data services capability but at a lower cost.

Goal: Maximize Smart's 2G network by developing content and new services to encourage higher usage and penetrate lower income segments
Achievement: Achieved and ongoing. Smart introduced various competitive top-up plans to suit the requirements of specific market segments. These new promotions include *Smart Load* "All Text" which provides 15 non-expiring text messages for Pesos 12 per load and *Unli 30* which allows unlimited on-network texting for a period of 2 days without the need for registration. In order to support these initiatives, Smart has expanded the capacity of its cellular network to handle as much as 1 billion text messages per day.

Goal: Introduce 3G technology and develop services and applications to encourage usage
Achievement: Achieved and ongoing. Smart's 3G service was commercially launched on 1 May 2006. Smart currently offers 3G services such as Smart-to-Smart video calls; international video calls to selected countries; video and audio streaming, Internet and WAP browsing, video clip downloading, ring tones, visual ringers and games at prices in line with its existing 2G services.

Goal: Reduce debt by a minimum of US$300 million
Achievement: Achieved and reset to higher target. PLDT reduced debt by US$269 million which accounted for 90 per cent of the original target and raised the debt reduction target for 2006 to US$350 million.

Goal: Raise dividends to common shareholders to a minimum of 50 per cent of 2006 core earnings
Achievement: Achieved and ongoing. PLDT declared an interim dividend of Pesos 50 (US$1) per share to be paid to common shareholders in September 2006 and raised the dividend payout to 60 per cent of the core earnings.

Indofood

Goal: Implement and continue to enhance the new distribution system to improve sales and area-specific product mix
Achievement: Significantly achieved and ongoing. Since end of 2005, Indofood increased stock points which allows it to distribute products to over 200,000 outlets in Indonesia. Most business groups reported strong growth in sales volume during the period and net sales grew by 17.8 per cent to Rupiah 10,141.7 billion (US$1,104.7 million).

Goal: Continue to focus on branded products and expand revenue through domestic, regional and international business development
Achievement: Significantly achieved and ongoing. Total sales of the consumer branded products group improved by 23.1 per cent to Rupiah 4,048.7 billion (US$441.0 million) when compared to the same period of 2005.

Goal: Continue to strengthen market leadership position
Achievement: Achieved and ongoing. Most of Indofood's major products remain market leader in their respective segments in Indonesia.

Goal: Continue to expand oil palm plantation areas to be able to meet the supply requirements of its edible oil refineries
Achievement: Achieved and ongoing. Plantation land bank increased from approximately 95,000 hectares in December 2005 to approximately 138,000 hectares in the first half of 2006, of which approximately 63,000 hectares are planted with oil palm. In August 2006, Indofood's subsidiary company entered into a conditional agreement to acquire approximately 85,500 hectares plantation area and the transaction is expected to be completed by 31 December 2006.

Goal: Further reduce foreign currency exposure by reducing foreign currency debt
Achievement: In progress. Eurobonds totaling US$143.7 million were fully refinanced with a combination of internal resources and foreign currency borrowings of lower amount. In addition, debt to equity ratio was marginally reduced to 1.58 times (31 December 2005: 1.59 times) and net gearing ratio improved to 1.18 times (31 December 2005: 1.36 times).

Goal: Continue operational efficiency enhancement and cost reduction program
Achievement: In progress. Ongoing improvement in its supply chains, operating systems and procedures, and manpower rationalization will further enhance Indofood's operational effectiveness and capability.

Metro Pacific/Metro Pacific Investments Corporation (MPIC)

Goal: Complete reorganization and recapitalization plan
Achievement: Partially achieved and ongoing. 51.0 per cent interest in Landco is now held by a new and debt-free investment company MPIC. The consolidation of Metro Pacific's authorized capital stock will set the stage for MPIC to make a tender offer to Metro Pacific shareholders and thereafter effect the delisting of Metro Pacific and listing of MPIC.

Goal: Strengthen Landco's position as a diversified property developer through support to key expansion projects
Achievement: In progress. Landco's new parent company MPIC plans to raise new capital from international investors to accelerate Landco's new and expansion projects in upper and mid market residential resorts, first home subdivisions and regional shopping centers.

Goal: Continue to explore investment opportunities in the infrastructure sector
Achievement: In progress. MPIC has partnered with DMCI Holdings Inc. to bid for Maynilad Water Services Inc. which supplies water to the western part of Manila. It is also evaluating potential investment opportunities in other infrastructure projects.

Goal: Continue implementing rehabilitation program for Nenaco
Achievement: Ongoing. The domestic shipping industry suffers from over-capacity and the operation continues to be pressured from high fuel costs. Management is currently reviewing a number of strategic options with respect to Metro Pacific's investment in Nenaco.

Level Up

Goal: Diversify and expand games portfolio
Achievement: Partially achieved and ongoing. In the Philippines, Level Up launched RF Online, a 3-D science fiction themed massively multiplayer online role playing game and Free Style, a three on three hip hop influenced basketball casual online game. In Brazil, Level Up plans to launch Gunz and Grand Chase, both are casual online games, and RF Online in the second half of 2006. In India, Ragnarok was commercially launched in March and Gunz is scheduled to be launched in the third quarter of 2006.

Goal: Grow subscriber base in higher growth markets in Brazil and India
Achievement: In progress. Level Up subscriber base in Brazil and India remains flat pending the launch of new games in the second half of 2006.

Goal: Develop supplementary non-game revenue sources
Achievement: In progress. In the Philippines, Level Up has begun to market online advertising and in game advertisement deals. This is at a very early stage but growth is expected to accelerate in the medium term as the online advertising market continues to mature. In addition, non-game contents including mobile downloads, avatars, ring tones and other digital content will be offered to the market in 2007.

Goal: Build alliances and dominant distribution network
Achievement: Partially achieved and ongoing. In its various territories, Level Up has active marketing alliances with leading consumer brands, media and retailers.

Goal: Further build "Level Up!" brand
Achievement: In progress. In the Philippines, "Level Up!" brand will be further strengthened when its new portal website launches in the second half of 2006. In Brazil, the plan of launching three new games by the end of 2006 will increase exposure of "Level Up!" brand.

Contribution by Country


US$ millions
70
60
50
40
30
20
10
0
(10)
05 06
05 06
05 06
Philippines
Indonesia
Others

Contribution Summary

For the six months ended 30 June US$ millions	Turnover **2006**	 2005	Contribution to Group profit[i] **2006**	 2005
PLDT[ii]	–	–	**66.5**	58.8
Indofood	**1,104.7**	911.6	**23.8**	15.5
Metro Pacific/MPIC	**31.8**	30.9	**(1.4)**	(1.1)
Level Up[ii]	–	–	**(1.2)**	(0.6)
From Operations	**1,136.5**	942.5	**87.7**	72.6
Head Office items:				
– Corporate overhead			**(6.4)**	(5.3)
– Net interest expense			**(11.4)**	(10.0)
– Other expenses			**(0.9)**	(3.4)
Recurring Profit			**69.0**	53.9
Foreign exchange and derivative losses[iii]			**(3.7)**	(7.7)
Non-recurring items[iv]			**6.9**	14.6
Profit Attributable to Equity Holders of the Parent			**72.2**	60.8

(i) After taxation and minority interest, where appropriate.

(ii) Associated companies.

(iii) 1H06's foreign exchange and derivative losses include a US$2.1 million (1H05: US$10.4 million) loss on revaluation of option element embedded in Head Office's Exchangeable Notes, a US$3.3 million (1H05: Nil) loss on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss and US$1.7 million (1H05: US$2.7 million) gains on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings.

(iv) 1H06's non-recurring gains of US$6.9 million mainly comprise a gain on dilution upon conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares. 1H05's non-recurring gains of US$14.6 million mainly comprised goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$5.0 million, a gain on dilution of the Group's interest in PLDT of US$3.0 million and Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor and others.

During the period, the Group's turnover increased by 20.6 per cent to US$1,136.5 million (1H05: US$942.5 million), principally reflecting an increase in Indofood's turnover and a strengthened rupiah. The Group's businesses improved their operating performance in 1H06, recording profit contributions totaling US$87.7 million (1H05: US$72.6 million), an increase of 20.8 per cent. Recurring profit also increased by 28.0 per cent to US$69.0 million from US$53.9 million in 1H05. The Group recorded US$3.7 million (1H05: US$7.7 million) net foreign exchange and derivative losses and US$6.9 million (1H05: US$14.6 million) of net non-recurring gains. As a result, the Group recorded a net profit for 1H06 of US$72.2 million, a 18.8 per cent improvement over 1H05's net profit of US$60.8 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Closing	**At 30 June 2006**	At 31 December 2005	Six months change	At 30 June 2005	One year change
Peso	**53.12**	53.09	–0.1%	56.11	+5.6%
Rupiah	**9,300**	9,830	+5.7%	9,713	+4.4%

Average	**Six months ended 30 June 2006**	12 months ended 31 December 2005	Six months change	Six months ended 30 June 2005	One year change
Peso	**52.11**	54.99	+5.5%	54.91	+5.4%
Rupiah	**9,180**	9,756	+6.3%	9,443	+2.9%

In 1H06, the Group recorded net foreign exchange and derivative losses of US$3.7 million (1H05: US$7.7 million), which may be further analyzed as follows:

For the six months ended 30 June US$ millions	**2006**	2005
Head Office	**(5.1)**	(10.4)
PLDT	**(0.6)**	7.7
Indofood	**1.9**	(5.0)
Others	**0.1**	–
Total	**(3.7)**	(7.7)

PLDT

Philippine Long Distance Telephone Company (PLDT)'s operations are principally denominated in peso, which averaged Pesos 52.11 (1H05: 54.91) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being largely based on International Financial Reporting Standards (IFRSs), certain adjustments still need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2006**	2005
Net income under Philippine GAAP	**15,306**	16,785
Preference dividends(i)	**(44)**	(700)
Net income attributable to common shareholders	**15,262**	16,085
Differing accounting treatments(ii)		
– Reclassification of non-recurring items	**(241)**	–
– Others	**(579)**	(1,122)
Intragroup items(iii)	**150**	150
Adjusted net income under Hong Kong GAAP	**14,592**	15,113
Foreign exchange and derivative losses/(gains)(iv)	**142**	(1,743)
PLDT's net income as reported by First Pacific	**14,734**	13,370
US$ millions		
Net income at prevailing average rates for 1H06: Pesos 52.11 and 1H05: Pesos 54.91	**282.7**	243.5
Contribution to First Pacific Group profit, at an average shareholding of 1H06: 23.5% and 1H05: 24.2%	**66.5**	58.8

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment includes:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 1H06, Pesos 2.7 billion deferred tax assets and benefits (recognized after Piltel has established a history of taxable profits) and Pesos 2.5 billion additional accelerated depreciation expenses due to migration to Next Generation Network were excluded and presented separately as non-recurring items.*

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

PLDT contributed a profit of US$66.5 million (1H05: US$58.8 million) to the Group. In peso terms, its consolidated core earnings before foreign exchange and derivative losses, deferred tax assets and additional depreciation increased by 11 per cent to Pesos 15.2 billion (US$291.7 million) (1H05: Pesos 13.7 billion; US$249.5 million) contributed from higher revenues from both Wireless and Fixed Line data services. PLDT declared an interim dividend of Pesos 50 (US$1) per share represented a 60 per cent payout of its consolidated core earnings. Consolidated net income decreased by 7 per cent to Pesos 15.3 billion (US$293.6 million) (1H05: Pesos 16.5 billion; US$300.5 million) which primarily resulted from foreign exchange losses, a higher statutory tax rate and additional depreciation expenses in relation to the migration of the existing fixed line system to Next Generation Network (NGN).

PLDT's consolidated service revenues grew 2.0 per cent to Pesos 60.6 billion (US$1,162.9 million) (1H05: Pesos 59.5 billion; US$1,083.6 million) reflecting the net effect of higher revenue contributions from the Wireless and Information and Communications Technology (ICT) business groups, partly offset by lower Fixed Line revenues. With the combined effect of revenue growth and continued management of cash costs, PLDT group's earnings before interest, tax, depreciation and amortization (EBITDA) improved by 7 per cent to Pesos 40.4 billion (US$775.3 million) (1H05: Pesos 37.9 billion; US$690.2 million). EBITDA margin increased to 67 per cent (1H05: 64 per cent) of service revenues.

For the first half of 2006, consolidated data revenue grew by 12 per cent to Pesos 26.1 billion (US$500.9 million) which accounted for 43 per cent of the consolidated revenue compared with 39 per cent contribution in 2005. The increase in consolidated data and ICT revenues more than compensated for the decline in traditional voice revenues. Going forward, PLDT expects its revenue mix to shift from voice to data as it continues to upgrade its networks to support the growth in broadband and other data services.

The ICT group is expected to increase its overall contribution to the PLDT group. ePLDT will continue to broaden its revenue base from its existing core businesses, complemented by strategic investments in new areas with high growth potential.

PLDT's consolidated free cash flow stood at Pesos 17.4 billion (US$333.9 million) (1H05: Pesos 27.4 billion; US$499.0 million) despite a 77 per cent increase in consolidated capital expenditure to Pesos 12.4 billion (US$238.0 million) (1H05: Pesos 7.0 billion; US$127.5 million) as a result of the ongoing upgrade and expansion of its fixed line and cellular network facilities. Its strong free cash flow enabled it to reduce debt by US$269 million during the first half of 2006. It plans to repay an additional US$81 million in the second half of 2006. PLDT group's total debt was US$1.8 billion as at the end of June 2006 (31 December 2005: US$2.1 billion).

Wireless: Smart's and Piltel's consolidated wireless service revenues increased by 6 per cent to Pesos 38.6 billion (US$740.8 million) (1H05: Pesos 36.5 billion; US$664.7 million) principally contributed from the sustained growth in data revenue and *Smart 25*[8] series packages and promotions. Consolidated wireless EBITDA increased by 8 per cent to Pesos 25.8 billion (US$495.1 million) (1H05: Pesos 23.9 billion; US$435.3 million) resulting from Smart's efforts on reducing cash operating expenses, while EBITDA margins improved to 67 per cent. Smart and Piltel's *Talk 'N Text* combined GSM subscriber base grew by 2.1 million during the period to 22.5 million (31 December 2005: 20.4 million) which represents approximately 59 per cent of the cellular market in the Philippines. As at the end of June 2006, the cellular penetration rate in the Philippines was approximately 44 per cent.

Smart has invested US$60 million in its 3G network which is the widest 3G network in the Philippines. Its 3G services enables video calling in 142 Philippine's cities and international video calling to 13 countries, TV streaming of major television networks in the Philippines, and downloading of full music tracks and video clips from the Internet.

Smart continued to introduce various attractive innovative wireless broadband products and services under brand names of *Smart Bro*. Through the ongoing network coverage and capacity expansion, and market segmentation, PLDT's Wireless group is able to further strengthen its market leader position by offering value-added SMS and voice call packages to satisfy its wide-range subscribers' needs and to employ its facilities efficiently. The future revenue growth is expected to continue to be driven by broadband and data services. This equips PLDT to transform Smart from a cellular company into a multi-service wireless communications provider.

Fixed Line: Fixed Line service revenues were flat at Pesos 24.1 billion (US$462.5 million) (1H05: Pesos 24.2 billion; US$440.7 million) resulting from the increase in corporate data and residential digital subscriber line (DSL) data services revenues which were offset by the reduction in revenues of the local exchange and international long distance call service revenues due to the five per cent year-on-year appreciation of the peso. Fixed Line EBITDA improved by 4 per cent to Pesos 14.2 billion (US$272.5 million) (1H05: Pesos 13.6 billion; US$247.7 million) reflecting the significant decline in doubtful account provision and EBITDA margins recorded an improvement to 59 per cent (1H05: 56 per cent).

PLDT DSL and *Vibe* dial-up Internet service accelerated their growth during the period, their consolidated revenues significantly improved by 43 per cent to Pesos 1.7 billion (US$32.6 million). As at the end of June 2006, DSL's broadband subscriber grew by 20,000 to 109,000 while *Vibe* dial-up Internet service subscriber increased by 43,000 during the period to 425,000.

The ongoing upgrade to NGN is expected to increase PLDT's network capabilities and efficiency, as well as reduce operating costs.

Information and Communications Technology: ePLDT service revenues rose 36 per cent to Pesos 1.8 billion (US$34.5 million) (1H05: Pesos 1.3 billion; US$23.7 million) of which Pesos 1.2 billion (US$23.0 million) or 68 per cent was contributed from its call center group ePLDT Ventus. Consolidated call center revenues grew by 48 per cent during the period resulting from an increase in capacity utilization and business expansion. Currently, its call centers have 4,660 seats operating in seven locations.

On 11 July 2006, PLDT expanded its business portfolio to global business process outsourcing (BPO) market by acquiring the full ownership of SPi Technologies, Inc. (SPi) which ranked the world's second largest pure-play BPO service provider and the ninth largest independent BPO company. Its principal businesses include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. This acquisition increased ePLDT's service seats to 8,300.

ePLDT accelerates its gaming content development for both fixed line broadband and wireless businesses by acquiring 60 per cent interest of Level Up! Philippines, and 20 per cent interest in PhilWeb which is an internet-based gaming company.

Indofood

PT Indofood Sukses Makmur Tbk (Indofood)'s operations are principally denominated in rupiah, which averaged Rupiah 9,180 (1H05: 9,443) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Rupiah billions	**2006**	2005
Net income under Indonesian GAAP	**268**	14
Differing accounting treatments[i]		
– Reclassification of non-recurring items	**55**	(47)
– Gain on revaluation of plantations	**154**	45
– Foreign exchange accounting	**27**	27
– Others	**(45)**	(67)
Adjusted net income/(loss) under Hong Kong GAAP	**459**	(28)
Foreign exchange and derivative (gains)/losses[ii]	**(35)**	312
Indofood's net income as reported by First Pacific	**424**	284
US$ millions		
Net income at prevailing average rates for 1H06: Rupiah 9,180 and 1H05: Rupiah 9,443	**46.2**	30.1
Contribution to First Pacific Group profit, at an average shareholding of 1H06: 51.5% and 1H05: 51.5%	**23.8**	15.5

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H06 of Rupiah 55 billion losses represents Rupiah 29 billion write-off of deferred tax assets as a consequence of a group restructuring among subsidiary companies within Indofood's edible oils and fats division and Rupiah 26 billion of manpower rightsizing costs. Adjustment for 1H05 of Rupiah 47 billion gains represents Rupiah 91 billion goodwill compensation received in connection to the establishment of a joint venture entity, partly offset by Rupiah 44 billion of manpower rightsizing costs.*
- *Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the changes in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

Indofood contributed a recurring profit of US$23.8 million (1H05: US$15.5 million) in the first half of 2006 representing a 53.5 per cent improvement over the same period in 2005. In rupiah terms, consolidated sales increased by 17.8 per cent to Rupiah 10,141.7 billion (US$1,104.7 million) (1H05: Rupiah 8,608.7 billion; US$911.6 million) contributed from strong volume growth in most business groups despite weak consumer purchasing power. Due to higher fuel-related and raw material costs, consolidated operating expenses were up by 9.3 per cent to Rupiah 1,371.4 billion (US$149.4 million) (1H05: Rupiah 1,255.2 billion; US$132.9 million) and gross margin decreased to 22.7 per cent (1H05: 24.9 per cent). Net income significantly increased to Rupiah 267.8 billion (US$29.2 million) (1H05: Rupiah 14.5 billion; US$1.5 million) reflecting improved sales and foreign exchange gain of Rupiah 50.2 billion (US$5.5 million) (1H05: Loss of Rupiah 445.1 billion; US$47.1 million). Net interest costs slightly declined to Rupiah 414.1 billion (US$45.1 million) (1H05: Rupiah 427.3 billion; US$45.3 million) reflecting the lower average outstanding balance of the Eurobonds due in 2007 as a result of early redemptions made in 2005 and 2006. Debt to equity ratio stood at 1.58 times (31 December 2005: 1.59 times) and net gearing ratio improved to 1.18 times (31 December 2005: 1.36 times).

On 23 August 2006, Indofood announced the proposed listing of its oil palm plantations and edible oils and fats (EOF) businesses through a reverse takeover of a Singapore listed company ISG Asia Limited (ISG). According to the proposal, Indofood agreed to sell its EOF businesses valued at approximately S$392.7 million (US$248.5 million) to ISG for an exchange of 9.982 billion new ISG shares; ISG to be renamed to Indofood Agri Resources Limited; and thereafter to issue additional new shares to raise fund for the expansion of its EOF business group. The proposal is subject to respective shareholders' and regulatory authorities' approval.

Consumer Branded Products includes Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings. Total sales of this business group improved by 23.1 per cent to Rupiah 4,048.7 billion (US$441.0 million) (1H05: Rupiah 3,288.6 billion; US$348.3 million).

Noodles' sales increased by 21.2 per cent to Rupiah 3,517.9 billion (US$383.2 million) (1H05: Rupiah 2,901.7 billion; US$307.3 million) partially supported by the improvement in the distribution system and an implementation of certain marketing strategies, despite increased in raw materials and operating costs. Income from operations improved by 19.1 per cent to Rupiah 299.5 billion (US$32.6 million) (1H05: Rupiah 251.4 billion; US$26.6 million).

Nutrition and Special Foods recorded a 42.1 per cent increase in sales to Rupiah 179.7 billion (US$19.6 million) (1H05: Rupiah 126.5 billion; US$13.4 million), as a result of the increase in sales volume and average selling price. Income from operations was up 33.1 per cent to Rupiah 31.7 billion (US$3.5 million) (1H05: Rupiah 23.8 billion; US$2.5 million).

Sales of ***Snack Foods*** grew by 45.0 per cent to Rupiah 191.9 billion (US$20.9 million) (1H05: Rupiah 132.3 billion; US$14.0 million) stimulated mainly by the increase in sales volume. Income from operation improved by over two times to Rupiah 12.7 billion (US$1.4 million) (1H05: Rupiah 4.0 billion; US$0.4 million). Management will continue to review Snack Foods' products range and marketing strategy to sustain growth.

Food Seasoning recorded a 24.3 per cent increased in sales to Rupiah 159.2 billion (US$17.3 million) (1H05: Rupiah 128.1 billion; US$13.6 million) due to increased sales volume. Income from operations turnaround to a profit of Rupiah 1.9 billion (US$0.2 million) from a loss of Rupiah 9.9 billion (US$1.0 million) for the same period in 2005.

Bogasari: Sales improved by 13.9 per cent to Rupiah 4,121.0 billion (US$448.9 million) (1H05: Rupiah 3,616.8 billion; US$383.0 million) reflecting the increase in sales volume of flour, flour's by-product and pasta. Income from operations improved by 51.9 per cent to Rupiah 427.8 billion (US$46.6 million) (1H05: Rupiah 281.6 billion; US$29.8 million).

Edible Oils and Fats: Performance of this business unit pressured by U.S. dollar-linked revenues due to the appreciation of rupiah during the period despite total sales improvement to Rupiah 2,166.1 billion (US$236.0 million) (1H05: Rupiah 2,057.7 billion; US$217.9 million).

On 16 August 2006, Indofood subsidiary company signed a conditional sale and purchase agreement to acquire approximately 85,500 hectares of plantation land. The transaction is expected to be completed by 31 December 2006. This is in line with Indofood's long-term strategy to accelerate the expansion of its oil palm plantation and development of its Edible Oils and Fats business group.

Cooking Oils and Fats' sales increased by 9.7 per cent to Rupiah 1,241.8 billion (US$135.3 million) (1H05: Rupiah 1,131.6 billion; US$119.8 million) contributed from the increase in sales volume. Operational results turned to a loss of Rupiah 4.7 billion (US$0.5 million) (1H05: a profit of Rupiah 34.3 billion; US$3.6 million).

Sales of the ***Commodity*** stabled at Rupiah 384.3 billion (US$41.9 million) (1H05: Rupiah 388.4 billion; US$41.1 million). Though sales volume of coconut oil based and crude palm oil based products increased, operational results reported a loss of Rupiah 38.2 billion (US$4.2 million) (1H05: a profit of Rupiah 5.5 billion; US$0.6 million) due to the strengthening of Rupiah as majority of the sales are exported.

Plantation: Indofood increased its plantation size from approximately 95,000 hectares in December 2005 to approximately 138,000 hectares in the first half of 2006. The current CPO supply can support approximately 45 per cent of Indofood's internal demand. Sales stabled at Rupiah 540.0 billion (US$58.8 million) (1H05: 537.6 billion; US$56.9 million). Income from operations declined by 17.9 per cent to Rupiah 220.8 billion (US$24.1 million) (1H05: Rupiah 269.1 billion; US$28.5 million).

Distribution reported a 37.0 per cent grew in sales to Rupiah 1,417.2 billion (US$154.4 million) (1H05: Rupiah 1,034.5 billion; US$109.6 million) resulted from the improvement in distribution system and focused marketing strategy. Income from operations improved by 63.1 per cent to Rupiah 8.6 billion (US$0.9 million) (1H05: Rupiah 5.3 billion; US$0.6 million).

Metro Pacific/MPIC

Metro Pacific Corporation (Metro Pacific)/Metro Pacific Investments Corporation (MPIC)'s operations are principally denominated in peso, which averaged Pesos 52.11 (1H05: 54.91) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being largely based on IFRSs, certain adjustments still need to be made to Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2006**	2005
Net (loss)/income under Philippine GAAP	**(446)**	91
Differing accounting treatments(i)		
– Reclassification of non-recurring items	**341**	(175)
– Others	**–**	(1)
Intragroup items	**–**	5
Adjusted net loss under Hong Kong GAAP	**(105)**	(80)
Foreign exchange and derivative gains(ii)	**–**	(1)
Metro Pacific/MPIC's net loss as reported by First Pacific	**(105)**	(81)
US$ millions		
Net loss at prevailing average rates for 1H06: Pesos 52.11 and 1H05: Pesos 54.91	**(2.0)**	(1.5)
Contribution to First Pacific Group profit, at an average shareholding of 1H06: 75.7% (1H05: 75.5%) for Metro Pacific and 100% for MPIC	**(1.4)**	(1.1)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment includes:

– Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H06 of Pesos 0.3 billion losses principally relate to provisions for a vessel and an investment in a real estate associated company. Adjustment for 1H05 of Pesos 0.2 billion gains principally relate to adjustments made to amounts owed to Pacific Plaza Towers contractor.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

Metro Pacific/MPIC contributed a recurring loss of US$1.4 million (1H05: loss of US$1.1 million) to the Group. At Metro Pacific/MPIC level, a loss of Pesos 446.0 million (US$8.6 million) was reported which was largely a reflection of two non-recurring items; a vessel write down and a provision made against an affiliated real estate investment. Consolidated revenues were Pesos 1.7 billion (US$31.8 million) (1H05: Pesos 1.7 billion; US$30.9 million) reflecting higher revenues from Landco Pacific Corporation (Landco Pacific) offset by lower revenues from Negros Navigation Co., Inc. due to over-capacity in the Philippines domestic shipping industry. Operating expenses increased by 49.2 per cent to Pesos 333.4 million (US$6.4 million) (1H05: Pesos 223.5 million; US$4.1 million) largely reflecting pre-development activities in relation to Landco Pacific's new and expansion projects.

In March 2006, Metro Pacific commenced its reorganization and recapitalization plan to strengthen its capital position in preparation for new growth. The first stage of the plan; migrating Metro Pacific's 51.0 per cent owned subsidiary Landco, Inc. to a newly established investment company, MPIC, was completed in April 2006. On 23 August 2006, Metro Pacific received approval from the Philippine Securities and Exchange Commission to consolidate every 20 common shares of Metro Pacific into one new Metro Pacific share. MPIC plans to announce details of its tender offer to Metro Pacific shareholders in September 2006. The offer is anticipated to be for every four Metro Pacific consolidated common shares to exchange for one new MPIC common share and to Metro Pacific's minority shareholders, three warrants to subscribe for three MPIC common shares at par. MPIC plans to list on the Philippine Stock Exchange in November 2006 and Metro Pacific will become its unlisted subsidiary company.

Level Up

Level Up! International Holdings Pte. Ltd. (Level Up) contributed a recurring loss of US$1.2 million (2Q05: post acquisition recurring loss of US$0.6 million) to the Group. The Group also shared a non-recurring gain of US$1.8 million arising from the disposal of 60 per cent interest in Level Up! Philippines to ePLDT in April 2006.

In **the Philippines**, Level Up's market share of paying subscribers is stable at approximately 80 per cent. Ragnarok (developed by Gravity Co. Ltd.) remains the most popular game since it was launched in 2003. Level Up is working with Gravity to revitalize Ragnarok and to launch new product features in Rose (a 3-D massively multiplayer online role playing game (MMORPG) developed by Gravity). Another 3-D MMORPG, RF Online (developed by CCR Inc.) and a leading Korean sports casual game, Free Style (developed by JCE Entertainment Co. Ltd.) were launched in January and March 2006, respectively. Level Up increases its market reach by partnering with a leading consumer brand and a leading magazine.

ePLDT, a wholly-owned subsidiary of PLDT, completed the acquisition of 60 per cent interest of this operation in April 2006. The company will merge with ePLDT's netGames by year end of 2006. The merger is expected to realize significant cost savings, enhance efficiencies and further strengthen the company's position as a market leader.

In **Brazil**, Ragnarok remains popular. Level Up plans to launch new games Gunz (developed by Maiet Entertainment Inc.), Grand Chase (developed by KOG Studios) and RF Online in the second half of 2006, as well as to distribute Ragnarok game time through a leading Brazilian Internet portal. Level Up continues to expand its distribution network to reach popular street kiosks in metropolitan areas and plans to offer its prepaid cards and CDs through leading national retail outlets.

In **India**, Level Up launched limited commercial service for Ragnarok in March 2006. Gunz is in an open beta stage and the commercial launch is expected to take place in the third quarter of 2006. Level Up continues to develop its distribution networks in key metropolitan areas. India is a very early stage market with significant medium term potential; hence no significant revenues are expected in the short term.


Net Debt and Gearing
Net debt
US$ billions
Gearing
(times)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
05
06
— Gearing (times)
Net debt
30 June 2006
31 December 2005

Liquidity and Financial Resources

Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

	At 30 June 2006			At 31 December 2005		
US$ millions	**Net debt[i]**	**Total equity**	**Gearing (times)**	Net debt[i]	Total equity	Gearing (times)
Head Office	**229.8**	**1,425.5**	**0.16x**	152.6	1,419.2	0.11x
Indofood	**573.2**	**654.0**	**0.88x**	595.7	541.6	1.10x
Metro Pacific/MPIC	**37.3**	**11.2**	**3.33x**	40.2	4.8	8.38x
Group adjustments[ii]	**–**	**(1,239.6)**	**–**	–	(1,258.9)	–
Total	**840.3**	**851.1**	**0.99x**	788.5	706.7	1.12x

Associated

	At 30 June 2006			At 31 December 2005		
US$ millions	**Net debt**	**Total equity**	**Gearing (times)**	Net debt	Total equity	Gearing (times)
PLDT	**1,218.5**	**1,616.5**	**0.75x**	1,384.2	1,400.9	0.99x

(i) Includes restricted cash.

(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for the additional investment for 1.1 per cent interest in PLDT. Indofood's gearing declined mainly because of increased total equity. Metro Pacific/MPIC's gearing declined mainly because of larger equity base and debt settlements at Metro Pacific. PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 0.99x level principally as a result of the growth of Group's total equity as a result of strong profit contributions from PLDT and Indofood.

Maturity Profile of Consolidated Debt 30 June 2006


5%
37%
30%
28%
US$ millions
Within one year 422.1
One to two years 326.9
Two to five years 343.9
Over five years 61.7
Total 1,154.6

Maturity Profile of Consolidated Debt 31 December 2005


6%
32%
48%
14%
US$ millions
Within one year 345.0
One to two years 152.3
Two to five years 518.6
Over five years 73.3
Total 1,089.2

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	**At 30 June 2006**	At 31 December 2005
Within one year	**422.1**	345.0
One to two years	**326.9**	152.3
Two to five years	**343.9**	518.6
Over five years	**61.7**	73.3
Total	**1,154.6**	1,089.2

The change in Group's debt maturity profile at 30 June 2006 principally reflects Indofood's refinancing of the outstanding amount of US$153.7 million Eurobonds due in June 2007 and reclassification of Rupiah 1.2 trillion (US$129.0 million) of Rupiah bonds due in June 2008.

Associated

	PLDT	
US$ millions	**At 30 June 2006**	At 31 December 2005
Within one year	**162.2**	354.2
One to two years	**349.6**	376.8
Two to five years	**507.6**	455.4
Over five years	**832.4**	930.5
Total	**1,851.8**	2,116.9

PLDT's debt maturity profile were stated at nominal values.

Charges on Group Assets

At 30 June 2006, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivables, available-for-sale assets and inventories with a net book value of US$74.1 million (31 December 2005: US$45.2 million). Apart from these, the Head Office's US$108.0 million secured bonds and a US$50.0 million bank loan were secured by the Group's interests of 51.5 per cent (31 December 2005: 51.5 per cent) in Indofood and 1.7 per cent (31 December 2005: 1.7 per cent) in PLDT, respectively.

Financial Risk Management

Foreign Currency Risk

(a) Company Risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2006 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	**Effect on adjusted NAV**[i] US$ millions	**Effect on adjusted NAV per share** HK cents
PLDT	15.5	3.79
Indofood	4.2	1.02
MPIC	0.2	0.04
Total	**19.9**	**4.85**

(i) Based on quoted share prices as at 30 June 2006 applied to the Group's economic interest for PLDT and Indofood and investment cost for MPIC.

(ii) The NAV of the Group's investment in Level Up is based on its historic U.S. dollar cost and, accordingly, any depreciation of the peso, rupee and reais would not affect the Group's adjusted NAV.

(b) Group Risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.


Analysis of
Total Borrowing
by Currency
43%
53%
4%
US$ millions
US$ 614.0
Peso 41.7
Rupiah 495.1
Others 3.8
Total 1,154.6

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	**Total**
Total borrowings	614.0	41.7	495.1	3.8	**1,154.6**
Cash and cash equivalents[i]	(196.0)	(6.2)	(110.9)	(1.2)	**(314.3)**
Net Debt	418.0	35.5	384.2	2.6	**840.3**
Representing:					
Head Office	231.8	(1.5)	–	(0.5)	**229.8**
Indofood	185.9	–	384.2	3.1	**573.2**
Metro Pacific/MPIC	0.3	37.0	–	–	**37.3**
Net Debt	418.0	35.5	384.2	2.6	**840.3**

Associated

US$ millions	US$	Peso	Yen	Others	**Total**
PLDT	1,375.2	(204.2)	48.8	(1.3)	**1,218.5**

(i) Includes restricted cash.


Peso and Rupiah Closing Rates
against the U.S. Dollar
Peso
Rupiah
50
51
52
53
54
55
56
57
8,600
8,800
9,000
9,200
9,400
9,600
9,800
10,000
10,200
10,400
10,600
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Aug 06
Peso
Rupiah

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
PLDT	1,375.2	884.7	490.5	4.9	**0.7**
Indofood	185.9	–	185.9	1.9	**0.7**
Metro Pacific/MPIC	0.3	–	0.3	–	**–**
Head Office[i]	231.8	–	231.8	–	**–**
Total	1,793.2	884.7	908.5	6.8	**1.4**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.


Stock Market Indices
PCI
JCI
2,450
2,400
2,350
2,300
2,250
2,200
2,150
2,100
2,050
1,500
1,450
1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
Dec 05
Mar 06
Jun 06
Aug 06
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2005	2,096.0	1,162.6
At 30 June 2006	**2,178.8**	**1,310.3**
Increase during first half of 2006	4.0%	12.7%

In January 2005, a wholly-owned Head Office subsidiary company issued a zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. Exchangeable Notes with face amount of US$7.5 million were settled during the first half of 2006, leaving an outstanding principal amount of US$191.5 million. The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 3.6 per cent interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to HKAS 39 "Financial Instruments: Recognition and Measurement", the exchange option embedded in the Exchangeable Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in PLDT share price and generated a non-cash accounting loss of US$2.1 million in the first half of 2006. The change of such option liability is economically hedged by a corresponding change in the value of PLDT shares held by the Group generally and specifically with respect to the approximately 3.6 per cent PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding change in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's financial results under HKAS "28 Investments in Associates" as the Group's investments in and results of PLDT are equity accounted for.

During the first half of 2006, the Group purchased a 1.1 per cent interest in PLDT for US$73.7 million and designated them as financial assets at fair value through profit or loss to both provide additional economic hedge against the changes in option liability and to enhance the Group's strategic shareholding in PLDT. The change in fair value of such interest in PLDT resulted in the Group recording an accounting loss of US$3.3 million during such period.

Interest Rate Profile


50%
50%

	US$ millions
Fixed	573.9
Variable	580.7
Total	**1,154.6**

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents(i)	**Net debt**
Head Office	300.9	49.3	(120.4)	**229.8**
Indofood	236.8	525.5	(189.1)	**573.2**
Metro Pacific/MPIC	36.2	5.9	(4.8)	**37.3**
Total	573.9	580.7	(314.3)	**840.3**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt**
PLDT	1,260.1	447.2	(488.8)	**1,218.5**

(i) Includes restricted cash.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	49.3	0.5	**0.5**
Indofood	525.5	5.3	**1.9**
Metro Pacific/MPIC	5.9	0.1	**–**
PLDT	447.2	4.4	**0.7**
Total	1,027.9	10.3	**3.1**

Share Price vs Adjusted NAV Per share


HK$
5
4
3
2
1
0
4.21
3.03
2.24
1.46
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Adjusted NAV per share
Share price

Adjusted NAV by Country 30 June 2006


1%
21%
78%

	US$ millions
Philippines	1,567.0
Indonesia	416.0
Others	15.0
Total	**1,998.0**

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

US$ millions	*Basis*	**At 30 June 2006**	At 31 December 2005
PLDT	(i)	**1,551.5**	1,491.5
Indofood	(i)	**416.0**	407.0
MPIC	(ii)	**15.5**	–
Level Up	(ii)	**15.0**	15.0
Head Office			
– Net debt		**(229.8)**	(152.6)
– Derivative liability	(iii)	**(39.2)**	(39.3)
Total Valuation	(iv)	**1,729.0**	1,721.6
Number of Ordinary Shares in Issue (millions)		**3,189.3**	3,188.8
Value per share			
– U.S. dollar		**0.54**	0.54
– HK dollars		**4.21**	4.21
Company's closing share price (HK$)		**3.03**	3.00
Share price discount to HK$ value per share (%)		**28.0**	28.7

(i) Based on quoted share prices as at 30 June 2006 and 31 December 2005 applied to the Group's economic interest.
(ii) Based on investment cost.
(iii) Represents the fair value of option element embedded in the Exchangeable Notes.
(iv) No value has been attributed to the Group's investment in Metro Pacific.

Employee Information

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June US$ millions	**2006**	2005
Employee Remuneration (including Directors' Remuneration)		
Basic salaries	**66.0**	56.6
Bonuses	**8.7**	5.5
Benefits in kind	**19.6**	15.6
Pension contribution	**9.0**	3.2
Retirement and severance allowances	**5.0**	6.7
Equity-settled share option expense	**1.4**	3.4
Total	**109.7**	91.0

	2006	2005
Number of Employees		
– At 30 June	**46,874**	47,438
– Average for the period	**46,742**	48,292

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to page 43 of the Company's 2005 Annual Report.

Condensed Consolidated Profit and Loss Statement

For the six months ended 30 June US$ millions	*Notes*	(Unaudited) **2006**	2005
Turnover	2	**1,136.5**	942.5
Cost of sales		**(851.2)**	(702.7)
Gross Profit		**285.3**	239.8
Gain on dilutions and divestments		**17.3**	3.0
Distribution costs		**(95.8)**	(81.7)
Administrative expenses		**(65.6)**	(57.3)
Other operating expenses, net		**(13.8)**	(9.3)
Net borrowing costs	3	**(58.7)**	(59.2)
Share of profits less losses of associated companies		**68.2**	71.1
Profit Before Taxation	4	**136.9**	106.4
Taxation	5	**(39.6)**	(20.4)
Profit for the Period		**97.3**	86.0
Attributable to:			
Equity holders of the parent	6	**72.2**	60.8
Minority interest		**25.1**	25.2
		97.3	86.0
Ordinary Share Dividend	7		
U.S. 0.13 cent (2005: U.S. 0.13 cent) per share		**4.1**	4.1
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	8		
Basic		**2.26**	1.91
Diluted		**2.23**	1.74

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Balance Sheet

US$ millions	Notes	(Unaudited) At 30 June 2006	At 31 December 2005
Non-current Assets			
Property and equipment	10	**740.2**	622.9
Plantations		**234.4**	169.0
Associated companies	11	**418.8**	381.7
Financial assets at fair value through profit or loss	12	**70.4**	–
Accounts receivable, other receivables and prepayments	13	**15.8**	11.7
Goodwill		**40.9**	32.7
Prepaid land premiums		**34.2**	34.5
Available-for-sale assets		**4.6**	2.7
Deferred tax assets		**17.0**	15.4
Other non-current assets		**114.4**	130.8
		1,690.7	1,401.4
Current Assets			
Cash and cash equivalents		**309.8**	296.0
Restricted cash	17(d)	**4.5**	4.7
Available-for-sale assets		**53.8**	52.4
Accounts receivable, other receivables and prepayments	13	**263.9**	286.7
Inventories		**299.9**	303.0
Non-current assets held for sale		**2.3**	2.9
		934.2	945.7
Current Liabilities			
Accounts payable, other payables and accruals	14	**296.7**	278.6
Short-term borrowings		**422.1**	345.0
Provision for taxation		**15.5**	11.2
Current portion of deferred liabilities and provisions	15	**5.9**	15.3
		740.2	650.1
Net Current Assets		**194.0**	295.6
Total Assets Less Current Liabilities		**1,884.7**	1,697.0
Equity			
Issued share capital		**31.9**	31.9
Other reserves		**928.0**	927.9
Accumulated losses		**(513.0)**	(577.0)
Equity attributable to equity holders of the parent		**446.9**	382.8
Minority interest		**404.2**	323.9
Total Equity		**851.1**	706.7
Non-current Liabilities			
Long-term borrowings		**732.5**	744.2
Deferred liabilities and provisions	15	**98.6**	92.7
Deferred tax liabilities		**163.3**	114.1
Derivative liability	16	**39.2**	39.3
		1,033.6	990.3
		1,884.7	1,697.0

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

7 September 2006

Condensed Consolidated Statement of Changes in Equity

US$ millions	Equity attributable to equity holders of the parent									
	Issued capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	(Unaudited) Total equity
Balance at 1 January 2005	31.9	958.2	4.4	1.7	–	(59.8)	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:										
Exchange differences on translating foreign operations	–	–	–	–	–	(6.8)	–	(6.8)	(14.9)	(21.7)
Unrealized gains on available-for-sale assets	–	–	–	0.7	–	–	–	0.7	–	0.7
Unrealized losses on cash flow hedges	–	–	–	–	(2.2)	–	–	(2.2)	–	(2.2)
Net income and expense recognized directly in equity	–	–	–	0.7	(2.2)	(6.8)	–	(8.3)	(14.9)	(23.2)
Net profit for the period	–	–	–	–	–	–	60.8	60.8	25.2	86.0
Total recognized income and expense for the period	–	–	–	0.7	(2.2)	(6.8)	60.8	52.5	10.3	62.8
Dilution of interest in an associated company	–	–	–	–	–	0.2	–	0.2	–	0.2
Change in attributable interests	–	–	–	–	–	–	–	–	(1.6)	(1.6)
Dividends declared and paid to minority shareholders	–	–	–	–	–	–	–	–	(29.4)	(29.4)
Equity-settled share option arrangements	–	–	3.4	–	–	–	–	3.4	–	3.4
Balance at 30 June 2005	31.9	958.2	7.8	2.4	(2.2)	(66.4)	(614.4)	317.3	343.0	660.3
Balance at 1 January 2006	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	**706.7**
Changes in equity for 2006:										
Exchange differences on translating foreign operations	–	–	–	–	–	6.4	–	6.4	16.3	**22.7**
Unrealized gains on available-for-sale assets	–	–	–	1.3	–	–	–	1.3	1.3	**2.6**
Unrealized losses on cash flow hedges	–	–	–	–	(10.0)	–	–	(10.0)	–	**(10.0)**
Net income and expense recognized directly in equity	–	–	–	1.3	(10.0)	6.4	–	(2.3)	17.6	**15.3**
Net profit for the period	–	–	–	–	–	–	72.2	72.2	25.1	**97.3**
Total recognized income and expense for the period	–	–	–	1.3	(10.0)	6.4	72.2	69.9	42.7	**112.6**
Dilution and divestment of interest in an associated company	–	–	–	–	–	0.4	–	0.4	–	**0.4**
Acquisition of subsidiary companies	–	–	–	–	–	–	–	–	35.9	**35.9**
Shares issued to minority interest by a subsidiary company	–	–	–	–	–	–	–	–	2.5	**2.5**
Change in attributable interests	–	–	–	–	–	–	–	–	1.5	**1.5**
Dividends declared to minority shareholders	–	–	–	–	–	–	–	–	(2.3)	**(2.3)**
Issue of shares upon the exercise of share options	–	0.2	(0.1)	–	–	–	–	0.1	–	**0.1**
Equity-settled share option arrangements	–	–	1.9	–	–	–	–	1.9	–	**1.9**
Dividends	–	–	–	–	–	–	(8.2)	(8.2)	–	**(8.2)**
Balance at 30 June 2006	**31.9**	**959.3**	**11.1**	**7.7**	**(6.0)**	**(44.1)**	**(513.0)**	**446.9**	**404.2**	**851.1**

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) **2006**	2005
Profit Before Taxation		**136.9**	106.4
Adjustments for:			
Interest expenses		**68.3**	64.6
Depreciation		**31.5**	32.7
Decrease/(increase) in other non-current assets		**23.0**	(4.3)
Decrease in accounts receivables, other receivables and prepayment (Non-current)		**3.9**	5.6
Equity-settled share option expense		**1.4**	3.4
Recognition of prepaid land premiums		**1.4**	1.1
Loss on changes in fair value of non-current assets held for sale		**0.6**	–
Share of profits less losses of associated companies		**(68.2)**	(71.1)
Gain on changes in fair value of plantations		**(30.0)**	(8.5)
Gain on dilution of interest in an associated company		**(10.2)**	(3.0)
Interest income		**(9.6)**	(5.4)
Gain on divestment of interest in an associated company		**(7.1)**	–
Gains on sale of property and equipment		**(0.7)**	–
Dividend income from financial assets at fair value through profit or loss		**(0.5)**	–
Foreign exchange and derivative (gains)/losses, net		**(0.4)**	24.3
Dividend income from available-for-sale assets		**–**	(1.3)
Others		**13.1**	5.2
Operating profit before working capital changes		**153.4**	149.7
Decrease in working capital[(i)]		**18.4**	23.0
Net cash generated from operations		**171.8**	172.7
Interest received		**7.8**	4.8
Interest paid		**(55.2)**	(53.8)
Tax paid		**(15.8)**	(37.5)
Net Cash Inflow from Operating Activities		**108.6**	86.2
Dividend received from an associated company		**23.3**	10.0
Proceeds from sale of property and equipment and others		**6.3**	2.2
Dividend received from financial assets at fair value through profit or loss		**0.5**	–
Acquisition of assets designated as financial assets at fair value through profit or loss	17(a)	**(66.5)**	–
Acquisition of subsidiary companies	17(b)	**(31.7)**	1.0
Purchase of property and equipment and others		**(27.2)**	(23.6)
Increased investment in an associated company	17(c)	**(6.1)**	(28.2)
Loans to associated companies		**(1.1)**	(0.2)
Acquisitions of available-for-sale assets		**(0.3)**	(22.5)
Proceeds from termination of derivative transactions		**–**	96.3
Acquisition of an associated company		**–**	(15.0)
Net Cash (Outflow)/Inflow from Investing Activities		**(102.8)**	20.0
Net borrowings raised/(repaid)		**9.2**	(8.8)
Shares issued to minority interest by a subsidiary company		**2.5**	–
Decrease in restricted cash		**0.2**	–
Issue of shares upon the exercise of share options		**0.1**	–
Dividend paid to shareholders		**(8.2)**	–
Dividends paid to minority shareholders by a subsidiary company		**–**	(21.7)
Net Cash Inflow/(Outflow) from Financing Activities		**3.8**	(30.5)
Net Increase in Cash and Cash Equivalents		**9.6**	75.7
Cash and cash equivalents at 1 January		**296.0**	186.6
Exchange translation		**4.2**	(4.6)
Cash and Cash Equivalents at 30 June		**309.8**	257.7
Representing			
Cash and cash equivalents		**309.8**	257.7

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

1. Basis of Preparation and Changes in Accounting Policies

(a) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2005 audited Financial Statements, except as described below.

(b) Impact of New and Revised HKFRSs

Certain changes to Hong Kong Generally Accepted Accounting Principles (Hong Kong GAAP) have been implemented during 2006 as a consequence of the following new and revised HKASs, Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong (International Financial Reporting Interpretations Committee) – Interpretations (HK(IFRIC) – Ints) issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2006:

HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 21 Amendment	"The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts"
HKFRSs 1 & 6 Amendments	"First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"
HKFRS 6	"Exploration for and Evaluation of Mineral Resources"
HK(IFRIC)-Int 4	"Determining whether an Arrangement contains a Lease"
HK(IFRIC)-Int 5	"Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
HK(IFRIC)-Int 6	"Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"

Except for HKAS 39 Amendment "The Fair Value Option", the adoption of the pronouncements listed above has had no material impact on the accounting policies of the Group and the methods of computation in the Group's Condensed Interim Financial Statements. The adoption of HKAS 39 Amendment "The Fair Value Option" has resulted in the Group applying more restrictive criteria for designating financial instruments as financial assets/liabilities at fair value through profit or loss.

During the period, the Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss. Please refer to Note 12 for details. The adoption has had no effect on both the profit attributable to equity holders of the parent for the periods ended 30 June 2006 and 30 June 2005 and equity attributable to equity holders of the parent at 30 June 2006 and 31 December 2005.

2. Turnover and Segmental Information

For the six months ended 30 June US$ millions	**2006**	2005
Turnover		
Sale of goods and properties	**1,117.2**	919.5
Rendering of services	**19.3**	23.0
Total	**1,136.5**	942.5

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By Principal Business Activity – 2006

For the six months ended 30 June US$ millions	Telecom- munications	Consumer Food Products	Property and Transportation	Head Office	**2006 Total**
Profit and Loss					
Segment revenue – turnover	–	1,104.7	31.8	–	**1,136.5**
Segment results	–	135.3	(8.1)	0.2	**127.4**
Net borrowing costs					**(58.7)**
Share of profits less losses of associated companies	68.9	(0.8)	0.1	–	**68.2**
Profit before taxation					**136.9**
Taxation					**(39.6)**
Profit for the period					**97.3**
Other Information					
Capital expenditure	–	19.6	3.9	1.7	**25.2**
Depreciation	–	28.5	3.0	–	**31.5**
Foreign exchange and derivative losses, net	–	–	–	5.1	**5.1**
Other non-cash expenses	–	1.0	9.4	1.4	**11.8**

By Principal Geographical Market – 2006

For the six months ended 30 June US$ millions	The Philippines	Indonesia	Hong Kong	**2006 Total**
Segment revenue – turnover	31.8	1,104.7	–	**1,136.5**
Capital expenditure	3.9	19.6	1.7	**25.2**

By Principal Business Activity – 2005

For the six months ended 30 June US$ millions	Telecom- munications	Consumer Food Products	Property and Transportation	Head Office	2005 Total
Profit and Loss					
Segment revenue – turnover	–	911.6	30.9	–	942.5
Segment results	–	100.1	21.9	(27.5)	94.5
Net borrowing costs					(59.2)
Share of profits less losses of associated companies	71.0	–	0.1	–	71.1
Profit before taxation					106.4
Taxation					(20.4)
Profit for the period					86.0
Other Information					
Capital expenditure	–	21.3	2.3	–	23.6
Depreciation	–	31.1	1.6	–	32.7
Foreign exchange and derivative losses, net	–	13.9	–	10.4	24.3
Other non-cash expenses	–	1.1	0.5	3.4	5.0

By Principal Geographical Market – 2005

For the six months ended 30 June US$ millions	The Philippines	Indonesia	2005 Total
Segment revenue – turnover	30.9	911.6	942.5
Capital expenditure	2.3	21.3	23.6

3. Net Borrowing Costs

For the six months ended 30 June US$ millions	**2006**	2005
Bank loans and other loans		
– wholly repayable within five years	**64.1**	64.0
– not wholly repayable within five years	**4.2**	0.6
Total Borrowing Costs	**68.3**	64.6
Less interest income	**(9.6)**	(5.4)
Net Borrowing Costs	**58.7**	59.2

4. Profit Before Taxation

For the six months ended 30 June US$ millions	2006	2005
Profit Before Taxation is Stated After (Charging)/Crediting		
Cost of inventories sold	**(669.8)**	(552.7)
Employee remuneration	**(109.7)**	(91.0)
Depreciation (Note 10)	**(31.5)**	(32.7)
Cost of services rendered	**(18.9)**	(21.2)
Impairment of an associated company	**(5.0)**	–
Impairment of property and equipment (Note 10)	**(2.7)**	–
Doubtful debt provisions (included in distribution costs)	**(2.1)**	(1.6)
Loss on changes in fair value of non-current assets held for sale	**(0.6)**	–
Gain on changes in fair value of plantations	**30.0**	8.5
Gain on dilution of interest in an associated company	**10.2**	3.0
Gain on divestment of interest in an associated company	**7.1**	–
Gain on sale of property and equipment	**0.7**	–
Dividend income from financial assets at fair value through profit or loss	**0.5**	–
Foreign exchange and derivative gains/(losses), net (Note 6)	**0.4**	(24.3)
Realized gain on sale of available-for-sale assets	**0.2**	–
Dividend income from available-for-sale assets	**–**	1.3

5. Taxation

No Hong Kong profits tax (2005: Nil) has been provided as the Group had no estimated assessable profits (2005: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June US$ millions	2006	2005
Subsidiary Companies – Overseas		
Current taxation	**20.0**	15.5
Deferred taxation	**19.6**	4.9
Total	**39.6**	20.4

Included within share of profits less losses of associated companies is taxation of US$13.7 million (2005: US$24.2 million) and which is analyzed as follows.

For the six months ended 30 June US$ millions	2006	2005
Associated Companies – Overseas		
Current taxation	**21.0**	21.1
Deferred taxation	**(7.3)**	3.1
Total	**13.7**	24.2

6. Profit Attributable to Equity Holders of the Parent

Profit attributable to equity holders of the parent includes US$3.7 million (2005: US$7.7 million) net foreign exchange and derivative losses which comprise US$0.4 million (2005: US$7.7 million) losses on changes in the fair values of derivatives and the translation of the unhedged foreign currency denominated borrowings, and a US$3.3 million (2005: Nil) loss on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss, and US$6.9 million (2005: US$14.6 million) net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

For the six months ended 30 June US$ millions	**2006**	2005
Foreign exchange and derivative gains /(losses)		
– Subsidiary companies	**0.4**	(24.3)
– Associated companies	**(0.9)**	11.4
Subtotal	**(0.5)**	(12.9)
Attributable to taxation and minority interest	**(3.2)**	5.2
Total	**(3.7)**	(7.7)

The non-recurring gains of US$6.9 million for 2006 mainly comprise a gain on dilution upon the conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares. 2005's non-recurring gains of US$14.6 million mainly comprised goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$5.0 million, a gain on dilution of the Group's interest in PLDT of US$3.0 million and Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor and others.

7. Ordinary Share Dividend

At a meeting held on 7 September 2006, the Directors declared an interim cash dividend of U.S. 0.13 cent (2005: U.S. 0.13 cent) per ordinary share totaling US$4.1 million (2005: US$4.1 million).

8. Earnings per Share

The calculation of basic earnings per share is based on the profit for the period attributable to equity holders of the parent of US$72.2 million (2005: US$60.8 million), and the weighted average number of 3,189.0 million (2005: 3,186.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share amount is based on: (i) profit for the period attributable to equity holders of the parent of US$72.2 million (2005: US$60.8 million) reduced by US$0.2 million (2005: US$4.5 million) in respect of the dilutive impact from the full conversion of convertible preference shares and share options issued by its associate PLDT, and (ii) a share base equal to the aggregate of the weighted average number of 3,189.0 million (2005: 3,186.0 million) ordinary shares in issue during the period (as used in the basic earnings per share calculation) and the weighted average of 46.9 million (2005: 40.4 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of Head Office's Exchangeable Notes has not been taken into account in calculating the earnings per share because its anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

9. Subsidiary Companies

(a) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on page 48.

(b) Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 2). Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 566 million (US$10.7 million) at 30 June 2006 from Pesos 11.7 billion (US$220.3 million) at 31 December 2001 when the debt reduction program was commenced.

Negros Navigation Co., Inc. (Nenaco), a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies. Metro Pacific is reviewing a number of strategic options with respect to its investment in Nenaco.

10. Property and Equipment

The movements in property and equipment are set out below.

US$ millions	**2006**	2005
At 1 January	**622.9**	647.4
Exchange translation	**32.6**	(29.0)
Additions	**25.2**	23.6
Disposals	**(1.1)**	(2.0)
Acquisition of subsidiary companies (Note 17(b))	**94.8**	2.0
Depreciation (Note 4)	**(31.5)**	(32.7)
Impairment (Note 4)	**(2.7)**	–
Reclassifications	–	17.5
At 30 June	**740.2**	626.8

11. Associated Companies

US$ millions	**At 30 June 2006**	At 31 December 2005
PLDT	**390.6**	350.4
Level Up	**15.0**	14.0
Metro Pacific's associated companies	**10.3**	13.8
Others	**2.9**	3.5
Total	**418.8**	381.7

Details of principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on page 48.

12. Financial Assets at Fair Value through Profit or Loss

The amount represents the fair value, determined based on a quoted market price, of 1.1 per cent interest in PLDT acquired by the Group during the period and designated as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

13. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are trade receivables of US$172.8 million (31 December 2005: US$173.3 million), with an ageing profile as below.

US$ millions	**At 30 June 2006**	At 31 December 2005
0 to 30 days	**140.5**	148.5
31 to 60 days	**9.6**	8.8
61 to 90 days	**5.3**	6.0
Over 90 days	**17.4**	10.0
Total	**172.8**	173.3

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific/Metro Pacific Investments Corporation (MPIC) collects contract receivables related to property sales by installments over periods ranging between one to five years.

14. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are trade payables of US$163.9 million (31 December 2005: US$172.7 million), with an ageing profile as below.

US$ millions	**At 30 June 2006**	At 31 December 2005
0 to 30 days	**146.0**	160.8
31 to 60 days	**12.8**	1.7
61 to 90 days	**1.1**	1.3
Over 90 days	**4.0**	8.9
Total	**163.9**	172.7

15. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term payables	Others	**2006 Total**	2005 Total
At 1 January	51.2	26.0	14.5	16.3	**108.0**	125.1
Exchange translation	2.6	–	0.3	0.1	**3.0**	(2.0)
Additions	9.0	0.1	2.1	0.6	**11.8**	15.0
Acquisition of subsidiary companies (Note 17(b))	0.2	–	–	–	**0.2**	–
Payment and utilization	(0.6)	(0.7)	(3.9)	(13.3)	**(18.5)**	(13.7)
Reclassification	–	–	–	–	**–**	(11.1)
At 30 June	62.4	25.4	13.0	3.7	**104.5**	113.3
Presented as:						
Current Portion	1.1	1.3	2.3	1.2	**5.9**	16.6
Non-current Portion	61.3	24.1	10.7	2.5	**98.6**	96.7
Total	62.4	25.4	13.0	3.7	**104.5**	113.3

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 20(e)) and the unrealized gross profit arising on property sales with installment collections.

Long-term payables relate to Metro Pacific/MPIC's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

Others mainly relates to provisions for warranty claims.

16. Derivative Liability

Derivative liability represents the fair value of the option embedded in the Exchangeable Notes issued by First Pacific Finance Limited, a wholly-owned subsidiary company of the Company. Details regarding the issue of the Exchangeable Notes is set out on page 100 of First Pacific's 2005 Annual Report. The fair value of the option liability was remeasured to US$39.2 million (31 December 2005: US$39.3 million) on a mark-to-market basis at 30 June 2006, reflecting primarily the change in PLDT share price.

17. Notes to Condensed Consolidated Cash Flow Statement

(a) Acquisition of Assets Designated as Financial Assets at Fair Value through Profit or Loss

The cash outflow of US$66.5 million (2005: Nil) relates principally to the Group's acquisition of 1.1 per cent interest in PLDT and designated as financial assets at fair value through profit or loss.

(b) Acquisition of Subsidiary Companies

US$ millions	Indofood's acquisition of Pacsari Pte Ltd (PPL)	Indofood's acquisition of PT Sarana Inti Pratama (SAIN) and its subsidiary companies	Others	**Total**
Consideration				
Cash and cash equivalents	40.5	1.5	–	**42.0**
Accounts receivable, other receivables and prepayments (Current)[i]	–	14.9	0.6	**15.5**
Other non-current assets[ii]	–	–	5.2	**5.2**
Total	40.5	16.4	5.8	**62.7**
Net Assets				
Property and equipment (Note 10)	87.9	1.5	5.4	**94.8**
Plantations	–	26.4	–	**26.4**
Accounts receivable, other receivables and prepayments (Non-current)	–	2.9	–	**2.9**
Prepaid land premiums	–	1.9	–	**1.9**
Deferred tax assets	–	1.0	–	**1.0**
Other non-current assets	–	4.8	1.2	**6.0**
Cash and cash equivalents	9.1	0.6	0.6	**10.3**
Accounts receivable, other receivables and prepayments (Current)	0.2	0.4	1.0	**1.6**
Inventories	0.1	0.3	0.2	**0.6**
Accounts payable, other payables and accruals	(5.4)	(3.7)	(0.7)	**(9.8)**
Short-term borrowings	(15.1)	–	–	**(15.1)**
Provision for taxation	–	(0.1)	–	**(0.1)**
Long-term borrowings	–	(4.2)	–	**(4.2)**
Deferred liabilities and provisions (Note 15)	–	(0.1)	(0.1)	**(0.2)**
Deferred tax liabilities	(15.5)	(8.1)	(1.2)	**(24.8)**
Minority interest	(27.9)	(7.4)	(0.6)	**(35.9)**
Total Net Assets Acquired at Fair Value	33.4	16.2	5.8	**55.4**
Goodwill	7.1	0.2	–	**7.3**
Net (Outflow)/Inflow of Cash and Cash Equivalents Per Consolidated Cash Flow Statement	(31.4)	(0.9)	0.6	**(31.7)**

(i) Mainly represents deposit paid for the acquisition of SAIN's convertible bonds made by PT Salim Ivomas Pratama (SIMP), a 80 per cent-owned subsidiary company of Indofood, in December 2005.

(ii) Represents Indofood's investment in PT Tahta Bahtera's convertible bonds in November 2005.

In June 2006, Indofood acquired 55.0 per cent interest in PPL for US$40.5 million and SIMP completed the acquisition of 70.0 per cent interest in SAIN for US$16.4 million. PPL is engaged in shipping operations and SAIN is engaged in the operations of oil palm breeding, research management and plantations in Indonesia.

Since the date of acquisitions, the above acquired companies recorded profit for the period of US$0.1 million, which were included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2006, the turnover and profit for the period of the Group for the six months ended 30 June 2006 would be US$1,141.2 million and US$99.1 million, respectively. The subsidiary companies acquired during the period had minimal net cash outflows from operating and investing activities and no cashflow in respect of financing activities during the period.

(c) Increased Investment in an Associated Company

The cash outflow of US$6.1 million (2005: US$28.2 million) relates to the Group's increased investment in PLDT. 2006's purchase was principally made in accordance with the terms of Head Office's Exchangeable Notes.

(d) Restricted Cash

At 30 June 2006, the Group had US$4.5 million (31 December 2005: US$4.7 million) of cash which was restricted as to use. The full amount has been released in July 2006.

(e) Major Non-cash Transaction

During the period, the Group settled US$7.4 million of Head Office's Exchangeable Notes through the transfer of 0.1 per cent PLDT shares.

18. Commitments and Contingent Liabilities

(a) Capital Expenditure

US$ millions	**At 30 June 2006**	At 31 December 2005
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**7.9**	15.1
Contracted, but not provided for	**5.8**	7.5
Total	**13.7**	22.6

Capital expenditure commitments principally relate to Indofood's purchase of property, machinery and equipment.

(b) Contingent Liabilities

At 30 June 2006, neither the Group nor the Company had any significant contingent liabilities (31 December 2005: Nil).

19. Share Options

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2006 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2006	Share options granted during the period	Share options exercised during the period	**Share options held at 30 June 2006**	Share option exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	–	–	**31,800,000**	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	–	–	**31,800,000**	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	–	–	**24,500,000**	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Non-executive Directors											
Ambassador Albert F. del Rosario	2,840,000	–	–	**2,840,000**	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	–	–	**2,840,000**	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Independent Non-executive Directors											
Graham L. Pickles	2,840,000	–	(482,000)	**2,358,000**	1.76	1.76	3.66	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, *GBS, CBE, JP*	2,840,000	–	–	**2,840,000**	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	–	–	**32,286,000**	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	–	4,500,000	–	**4,500,000**	3.275	3.25	–	7 June 2006	December 2010	June 2007	June 2016
Total	**131,746,000**	**4,500,000**	**(482,000)**	**135,764,000**							

(b) Particulars of Metro Pacific's Share Option Scheme

Metro Pacific	Share options held at 1 January 2006	Share options canceled during the period	**Share options held at 30 June 2006**	Share option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	315,684	(267,649)	**48,035**	3.46	3.57	1 August 1997	August 1997	August 2007

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

20. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, NTT DoCoMo, Inc. and NTT Communications, Inc. which governs the shareholding arrangements and other business arrangements, including the rollout and development of 3G services in the Philippines, between the parties.

(b) In April 2006, a wholly-owned subsidiary company of the Company converted its Pesos 450 million (US$8.6 million) investment in Metro Pacific's preferred shares into common shares at Peso 1 per share, which increased the Group's economic interest in Metro Pacific from 75.5 per cent to 76.1 per cent.

(c) In April 2006, MPIC acquired Metro Pacific's entire 51.0 per cent interest in Landco, Inc. (Landco) for a consideration of Pesos 667.7 million (US$12.8 million) and a Pesos 137.7 million (US$2.6 million) receivable from Landco at its face value. In May 2006, MPIC converted the said receivable from Landco into new shares in Landco, with a pro-rated contribution of Pesos 132.2 million (US$2.5 million) from AB Holdings, Inc., the 49 per cent shareholder of Landco.

(d) In May 2006, Metro Pacific repaid its outstanding liabilities owed to certain wholly-owned subsidiary companies of the Company totaling Pesos 854 million (US$16.4 million).

(e) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2005: one per cent) of the consolidated net revenue of Smart.

    ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

    Total fees under these arrangements amounted to Pesos 299 million (US$5.7 million) for the period ended 30 June 2006 (2005: Pesos 278 million or US$5.1 million). At 30 June 2006, ALBV had outstanding receivable under the technical assistance agreement amounting to Pesos 30 million (US$0.6 million) (31 December 2005: Pesos 194 million or US$3.7 million).

(f) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of Transactions

For the six months ended 30 June US$ millions	**2006**	2005
Profit and Loss Items		
Sales of finished goods		
– to associated companies	**24.7**	17.1
– to affiliated companies	**21.0**	14.7
Purchases of raw materials		
– from associated companies	**18.3**	12.5
– from affiliated companies	**1.8**	3.4
Insurance expenses		
– to affiliated companies	**1.6**	–
Management and technical services fee income and royalty income		
– from associated companies	**0.3**	0.2
– from affiliated companies	**0.5**	1.3
Rental expenses		
– to affiliated companies	**0.6**	0.7
Transportation and pump services expenses		
– to affiliated companies	**0.2**	0.4

Approximately four per cent (2005: four per cent) of Indofood's sales and two per cent (2005: three per cent) of its purchases were transacted with these related parties.

Nature of Balances

US$ millions	**At 30 June 2006**	At 31 December 2005
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	**5.2**	0.1
– from affiliated companies	**5.7**	4.8
Accounts receivable – non-trade		
– from associated companies	**–**	0.1
– from affiliated companies	**7.3**	5.9
Accounts payable – trade		
– to associated companies	**5.2**	6.4
– to affiliated companies	**0.9**	1.2
Accounts payable – non-trade		
– to affiliated companies	**0.8**	0.6

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on page 42.

21. Subsequent Events

(a) In July 2006, the Group has redeemed in full its outstanding secured bonds of US$108 million at par upon their maturity. The redemption was funded by internal cash resources. Following the full redemption of the bonds, the security interest over the Group's shareholding in Indofood was released.

(b) On 16 August 2006, Indofood completed a merger between its wholly-owned edible oils and fats subsidiary companies and SIMP, through the issuance of new shares by SIMP to Indofood in exchange for the full ownership of the edible oils and fats businesses. As a result, Indofood's effective interest in the merged SIMP increased to approximately 84 per cent from 80 per cent.

(c) On 16 August 2006, SIMP entered into a conditional sale and purchase agreement with Rascal Holdings Limited, a company owned by the Chairman of the Company, in relation to the purchase of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.7 million). Completion of the acquisition is conditional upon fulfillment of various conditions precedent.

(d) On 23 August 2006, Indofood entered into a conditional sale and purchase agreement with ISG Asia Limited (ISG), a company listed on the Singapore Exchange Securities Trading Limited (SGX – ST) Dealing and Automated Quotation System, in relation to the proposed listing of Indofood's oil palm plantations and edible oils and fats businesses through a reverse takeover of ISG. The transaction is valued at 392.7 million Singapore Dollars (US$248.5 million) with Indofood receiving 9.982 billion new ISG shares after injecting its oil palm plantations and edible oils and fats businesses.

Upon completion of the transaction, Indofood will become the majority shareholder of ISG owning over 98 per cent of the enlarged issued share capital of ISG. To comply with SGX – ST rules on shareholding spread and distribution requirements, it is intended that a placement of new and/or existing shares of ISG will be carried out.

The transaction is subject to the completion of due diligence and approvals of shareholders of the Company, Indofood and ISG as well as the regulatory authorities in Hong Kong, Indonesia and Singapore.



To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the Condensed Interim Financial Statements set out on pages 22 to 39.

Respective Responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of Condensed Interim Financial Statements to be in compliance with HKAS 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The Condensed Interim Financial Statements are the responsibility of, and have been approved by, the Directors. It is our responsibility to form an independent conclusion, based on our review, on the Condensed Interim Financial Statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review Work Performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the Condensed Interim Financial Statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Condensed Interim Financial Statements.

Review Conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the Condensed Interim Financial Statements for the six months ended 30 June 2006.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
7 September 2006

Review Statement of the Audit Committee

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2006, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2006. The Review Report of the Auditors is set out on page 40.

The Company is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

The Company has applied these principles and complied with all the CG Code mandatory provisions and has also met most of the recommended best practices in the CG Code throughout the accounting period covered by the Interim Report. Further information concerning our corporate governance practices has been set out on pages 39 to 48 of the Company's 2005 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Continuing Connected Transactions

At the Company's special general meeting held on 14 June 2006, the Company's independent shareholders approved, inter alia, a series of continuing connected transactions relating to Indofood's noodles business, which principally involve the provision of raw materials or finished and packaging products, the provision of technical services and the licensing of related trademarks to connected persons, as well as the Annual Caps for the Noodles Business Transactions for the years ending 31 December 2006, 2007 and 2008. In cases where the transactions expire part way through the calendar year 2008, the independent shareholders approved the pro rata amount of the Annual Cap applicable to the period during the calendar year for which the relevant agreement remains in effect, details as set out in the Company's circular dated 22 May 2006.

The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31 December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Caps for the Noodles Business Transactions applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million. As the relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions exceed 2.5%, the Company obtained the independent shareholders' approval for each of these continuing connected transactions at the special general meeting referred to above.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions was not required to be approved by the independent shareholders at the special general meeting.

Each of the above continuing connected transactions will be subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Company and reviewing its effectiveness through the Audit Committee. The Board has appointed a Compliance Officer on a continuing basis to assist the Company in its compliance obligations.

During the period since the last review the Audit Committee can advise that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the accounts are reliable for publication and compliant with relevant laws and regulations.

- There is an ongoing process in place for identifying, evaluating and managing the material business risks faced by the Group.

- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

Interests of Directors in the Company and Its Associated Corporations

At 30 June 2006, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (SFO)) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and SEHK were as follows:

(a) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963[(C)(i)]	44.48	–
Manuel V. Pangilinan	6,026,759[(P)]	0.19	31,800,000
Edward A. Tortorici	13,132,129[(P)]	0.41	31,800,000
Robert C. Nicholson	–	–	24,500,000
Ambassador Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	2,358,000
Edward K.Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited.

The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 15,048,064 common shares[(P)] in Metro Pacific, 198,862 common shares[(P)] in PLDT and 360 preferred shares[(P)] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares[(P)] in Pilipino Telephone Corporation.
- Edward A. Tortorici owned 16,741,348 common shares[(P)] in Metro Pacific and 104,874 common shares[(P)] in PLDT.
- Sutanto Djuhar owned 15,520,335 ordinary shares[(C)] in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares[(C)] in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares[(C)] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(P) in Indofood.

- Albert F. del Rosario owned 100,025 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares(P) in PMH as beneficial owner, 100 common shares(P) in Negros Navigation Co., Inc., 4,922 common shares(P) in Costa de Madera Corporation, 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

At 30 June 2006, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 30 June 2006, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, is interested in 1,418,525,963 ordinary shares of the Company (long position) at 30 June 2006 representing approximately 44.48 per cent of the Company's issued share capital, by way of its 46.8 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2006, representing approximately 24.78 per cent of the Company's issued share capital. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in footnote (i) of the table on page 43. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 30 June 2006, representing approximately 19.70 per cent of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 414,268,722 ordinary shares of the Company in May 2006, representing approximately 12.99 per cent of the Company's issued share capital. At 30 June 2006, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.42 per cent of the Company's issued share capital. At 30 June 2006, the Company has not received any other notification from Marathon of any change to such holding.

(f) Deutsche Bank Aktiengesellschaft (DBA), a Germany incorporated company, notified the Company that it held 176,524,000 ordinary shares of the Company (long position) in March 2006, representing approximately 5.53 per cent of the Company's issued share capital, as well as 14,571,000 ordinary shares of the Company (short position), representing approximately 0.46 per cent of the Company's issued share capital. At 30 June 2006, the Company has not received any other notification from DBA of any change to such holding. In September 2006, DBA notified the Company that it held 157,710,276 ordinary shares of the Company (long position), representing approximately 4.94 per cent of the Company's issued share capital, as well as 714,000 ordinary shares of the Company (short position), representing approximately 0.02 per cent of the Company's issued share capital.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at 30 June 2006 who had an interest or short position in the shares or underlying shares of equity derivatives of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Purchase, Sale or Redemption of Listed Securities

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

Information for Investors

Financial Diary

Preliminary announcement of 2006 interim results	7 September 2006
Interim report posted to shareholders	28 September 2006
Last day to register for interim dividend	28 September 2006
Payment of interim dividend	27 October 2006
Financial year-end	31 December 2006
Preliminary announcement of 2006 results	28 March 2007*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 1443
Fax : (1 441) 295 9216
Website : www.applebyservices.com

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,189,315,003

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at
Computershare Hong Kong Investor Services Limited

Registrar Office
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8628
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712 – 1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information

Available at
www.firstpacco.com

Or contact
Sara Cheung
Assistant Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Website

www.firstpacco.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

Principal Bankers

CALYON
JPMorgan Chase Bank, N.A.
Standard Bank Asia Limited
Standard Chartered Bank
UBS AG

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	182.8 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	24.6 per cent/31.2 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. It is currently undergoing a program of reorganization and recapitalization which is expected to be completed before the end of 2006.

Sector	:	Property and Transportation
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	19.1 billion
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	76.1 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Metro Pacific Investments Corporation

MPIC is a Philippines-based investment holding and management company which is formed to undertake a comprehensive reorganization and recapitalization plan with Metro Pacific, launched in early 2006. MPIC is expected to replace Metro Pacific as a newly-listed entity on the Philippine Stock Exchange before the end of 2006. MPIC's initial business activity will be focused on its rapidly growing real estate subsidiary, Landco Pacific Corporation. However, its business activities are intended to expand into high-growth sectors of the Philippine economy, such as infrastructure.

Sector	:	Property
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	1,150.1 million
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	100 per cent

Level Up! International Holdings Pte Ltd

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

A Chinese version of this interim report is available at www.firstpacco.com or from the Company on request.
本中期報告之中文版可瀏覽www.firstpacco.com或向本公司索取。

Design and printing: iOne Financial Press Limited